Exhibit 4.3
PROMISSORY NOTE

$	September , 2011

FOR VALUE RECEIVED, Art Dimensions, Inc., a Colorado corporation ("Borrower"), whose address is 3636 South Jason Street, Englewood, Colorado 80113, hereby covenants and promises to pay to the order of

(the "Holder"),                         and   Dollars ($                  ), together with interest at the rate of eight (8) percent per annum, in lawful money of the United States of America, payable on demand, with the payment on demand to include all principal and accrued interest at such address as Holder may notify Borrower of in the future.

Borrower shall have the right to prepay, without penalty, all or any part of the unpaid balance of this Note at any time on ten (10) days prior written notice. Borrower shall not be entitled to re-borrow any prepaid principal, interest or other amounts. Borrower is duly authorized to enter into this Note.

Further, it is agreed that if this Note is not paid when due or declared due hereunder, the principal and accrued interest thereon shall draw interest at the rate of eight (8) percent per annum, and that failure to make any payment of principal or interest when due or any default under any encumbrance or agreement securing this Note shall cause the whole note to become due at once, or the interest to be counted as principal, at the option of the holder of the Note. The makers and all endorsers, guarantors, sureties, accommodation parties hereof and all other persons liable or to become liable for all or any part of this indebtedness, hereof severally and jointly waive presentment for payment, protect diligence, notice of nonpayment and of protest, and agreement to any extension of time of payment and partial payments before, at or after maturity. The makers, endorsers, guarantors, sureties, accommodation parties hereof, and all other persons liable or to become liable on this Note agree jointly and severally, to pay all costs of collection, including reasonable attorneys' fees and all costs of suit, in case the unpaid principal sum of this Note or any payment of interest or principal and interest thereon or any premium is not paid when due, or in case it becomes necessary to protect the security for the indebtedness evidenced hereby, or for the foreclosure by the Holder of any collateral, or in the event the holder is made a party to any litigation because of the existence of the indebtedness evidenced by this Note or because of the existence of any security instrument pledged as security for the payment of this Note, whether suit be brought or not, and whether through courts of original jurisdiction, as well as appellate or bankruptcy courts or other legal proceedings.

This Note shall be secured and Borrower hereby grants Holder a security interest in all of its present and future assets including, but not limited to, all accounts; as-extracted collateral; cash; chattel paper; commercial tort claims; deposit accounts; documents; equipment; general intangibles; instruments; inventory; investment property; letter of credit rights; supporting obligations; all amendments, modifications, replacements and substitutions to any of the foregoing; and all proceeds and products of any of the foregoing to secure the repayment of the principal, interest, expenses and other amounts described in this Note and any amendments, modifications, replacements, and substitutions hereto. This Note shall be construed in accordance with the laws of the State of Colorado without regard to any conflict of laws principles. BORROWER CONSENTS TO THE JURISDICTION AND VENUE OF ANY FEDERAL OR STATE COURT LOCATED IN THE COUNTY OF ARAPAHOE, STATE OF COLORADO, AND WAIVES ITS RIGHT TO DEMAND A JURY TRIAL IN THE EVENT OF ANY LITIGATION PERTAINING TO THIS NOTE.

Art Dimensions, Inc.

By:

Title: